October 30, 2008

Via EDGAR and U.S. Mail

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc.
Registration Statement on Form S-3
Filed September 12, 2008
File No. 333-153467

Dear Ms. Jacobs:

On behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”), set forth below are the Company’s responses to your letter of comment dated September 26, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  For your convenience, the Company’s responses include supplemental information provided to you herein and revisions to the Company’s Registration Statement on Form S-3, Registration No. 333-153467 (the “Form S-3”), as applicable.

Ms. Barbara C. Jacobs
October 30, 2008
Page  Two

General

1.	Any comments pertaining to the Form 10-K for the fiscal year ended March 31, 2008 must be resolved before we are able to complete our review of the above cited registration statement.

ANSWER:

The Company acknowledges that your comments pertaining to the Form 10-K for the fiscal year ended March 31, 2008 must be resolved before you are able to complete your review of the Form S-3, and we are working diligently to resolve those comments.

Cover Page

2.
Your cover page indicates that you have nine concurrent offerings.  Please consider disclosing the aggregate number of shares available for resale on the cover page and providing the more extensive disclosures such as the file numbers to which they pertain in a section of the registration statement not subject to Rule 421(d) of Regulation C.

ANSWER:

We have revised the registration statement to disclose the aggregate number of shares available for resale on the prospectus cover page and provided more extensive information within the registration statement in the section entitled “About This Prospectus.”

Selling Shareholders, page 18

3.
We note that you disclose that Silver Oak and Goldman Sachs are affiliates of broker-dealers.  Please confirm that the other selling shareholders are not broker-dealers or affiliates of broker-dealers.  With respect to affiliates of broker-dealers, please clarify whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

ANSWER:

The selling shareholders, other than Silver Oak and Goldman Sachs, have confirmed to the Company that they are not broker-dealers or affiliates of broker dealers.  Silver Oak and Goldman Sachs, who are affiliates of registered broker-dealers by virtue of being

Ms. Barbara C. Jacobs
October 30, 2008
Page Three

under common control with them, have clarified that at the time of the purchase of the securities to be resold, they purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.  The registration statement has been revised to reflect this.

Exhibits

4.
Please incorporate by reference into this Form S-3 the securities purchase agreements dated August 24, 2007 and related agreements pertaining to the securities in this resale registration statement.  It appears that you filed these documents in the Form 8-K filed on August 29, 2007.  Refer to Item 601 of Regulation S-K.

ANSWER:

We have revised the registration statement to incorporate by reference to the exhibit list  the securities purchase agreement dated August 24, 2007 and related agreements pertaining to the securities in this resale registration statement.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Carol W. Sherman

Carol W. Sherman

cc: Gary Loffredo